UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

(Registrant’s Name)

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of Security Purchase Agreement

As Baosheng Media Group Holdings Limited, a company formed under the laws of the Cayman Islands (the “Company”), previously reported in a Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on July 13, 2026, the Company entered into a securities purchase agreement (the “SPA”), dated July 10, 2026, with High West Partners LLC (the “Investor”). Under which, subject to the terms and conditions set forth therein, the Company may sell and issue, in its sole discretion, up to US$30,000,000 of the Company’s ordinary shares, par value US$0.0096 per share, to the Investor from time to time until the Maturity Date specified in the SPA (the “Offering”).

Pursuant to Section 11(c) of the SPA, at any time after the Commencement Date, the SPA may be terminated by the Company by delivering written notice to the Investor (“Termination Notice”) for any reason or for no reason. The Termination Notice will not be effective until one Trading Day after it has been received by the Investor, and the termination is subject to the Company having satisfied all of its existing Purchase Notice Shares and Commitment Share delivery obligations, and any other obligations, prior to the termination date. Upon the Termination Notice becoming effective, the SPA shall become terminated and there shall be no liability or obligation on the part of any party to the SPA, subject to certain exceptions set forth in the SPA.

On August 11, 2026, the Company sent out the Termination Notice to the Investor, and the Investor confirmed its receipt on the same date. Accordingly, the Termination Notice will become effective, and the Offering will terminate, on August 12, 2026. Prior to such termination, 255,328 ordinary shares were sold or issued by the Company to the Investor under the SPA.

Incorporation by Reference

This report, including Exhibits 10.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit
Number	Description of Exhibit
10.1	Termination Notice dated August 11, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairperson of the Board and Chief Executive Officer

Date: August 11, 2026

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